UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KINGSTONE COMPANIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

496719105

(CUSIP Number)

Michael Doak

c/o Griffin Highline Capital LLC

4514 Cole Avenue, Suite 1650

Dallas, Texas 75205

(917) 508-5887

with a copy to:

Sean M. Ewen, Esq.

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

1.	Names of Reporting Persons Griffin Highline Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 595,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 595,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based on 10,483,132 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 59560V109

1.	Names of Reporting Persons Michael Doak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 595,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 595,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%*
14.	Type of Reporting Person (See Instructions) HC; IN

*

Calculated based on 10,483,132 shares of Common Stock of the Issuer outstanding as of November 12, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.01 par value per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at 15 Joys Lane, Kingston, NY 12401.

The initial Schedule 13D filed on February 11, 2021 (the “Initial Schedule 13D”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

As indicated in the Initial Schedule 13D, the Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or stockholders concerning, among other things, the Issuer’s performance, the market price of the shares of the Common Stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions and other issues for the betterment of the Issuer. The Reporting Persons currently believe the Common Stock is undervalued and intend to review their investment in the Issuer on a continuing basis. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer. As further described in Item 6 below, in February 2021, GHC entered into a confidentiality agreement (which contains certain “standstill” provisions) with the Issuer (the “Confidentiality Agreement”), under which the Reporting Persons may engage in discussions with the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

GHC and the Issuer are party to a Confidentiality Agreement regarding any non-public information that may be received by GHC in connection with GHC evaluating a possible business transaction involving the Issuer. The Confidentiality Agreement includes, among other things, a standstill provision (the “Standstill Provision”) that lasts from the date of the Confidentiality Agreement until the 36-month anniversary of the date of the Confidentiality Agreement (the “Standstill Term”). The terms of the Standstill Provision provide, among other things, that during the Standstill Term, GHC will not, among other things, unless approved in advance by the Issuer: (a) acquire any equity securities of the Issuer, or rights or options to acquire interests in any of the Issuer’s equity securities, except that GHC is permitted to acquire equity securities of the Issuer provided that GHC and its affiliates do not in the aggregate beneficially own twenty percent (20%) or more of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Act, and provided that any required regulatory consent is obtained with respect thereto (and for any equity securities of the Issuer held by GHC that exceed ten percent (10%) of such beneficial ownership of the Common Stock (“Excess Securities”), GHC and its affiliates will, at any annual or special meeting of the Issuer, vote any such Excess Securities in such manner as the Issuer, in its sole discretion, will deem proper); (b) make any proposal to the Issuer, or make any public announcement regarding, or otherwise solicit, seek or offer to effect, any business combination, merger, tender offer, acquisition of substantially all of the assets of, or other similar transaction (including any restructuring or recapitalization) involving the Issuer; (c) make any proposal to seek representation on the Board of the Issuer; or (d) take any action that would reasonably be expected to require the Issuer or its affiliates to make a public announcement of any of the actions set forth above. The Standstill Term automatically terminates upon (i) the commencement of a bona fide tender offer by a third party or group to acquire fifty percent (50%) or more of the outstanding voting securities of the Issuer, or (ii) if the Issuer or any of its affiliates enters into a definitive agreement with a third party for a transaction involving the acquisition by such third party of more than fifty percent (50%) of the outstanding voting securities of the Issuer or of all or substantially all of the consolidated assets of the Issuer (or the Issuer publicly announces that it plans to enter into any such transaction). The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit	Description of Exhibit
99.3	Confidentiality Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2022

GRIFFIN HIGHLINE CAPITAL LLC

By:	/s/ Michael Doak
Name:	Michael Doak
Title:	Manager

MICHAEL DOAK

By:	/s/ Michael Doak
Name:	Michael Doak